Exhibit 4.3

AMENDMENT NO. 1 TO

WARRANT AGREEMENT

This Amendment No. 1 to Warrant Agreement (the “Amendment”) is entered into between Eastside Distilling, Inc., a Nevada corporation (the “Company”) and Pacific Stock Transfer Company, a Nevada corporation (the “Warrant Agent”), effective as of July 20, 2018. Undefined terms in this Amendment that are defined in the Warrant Agreement have the meanings set forth in the Warrant Agreement.

RECITALS

WHEREAS, the Company and the Warrant Agent entered into that certain Warrant Agreement dated August 10, 2017 in connection with the Company’s public offering of units consisting of Shares of the Company’s common stock and Warrants;

WHEREAS, the Warrant Agreement contemplated the issuance of up to 1,380,000 Warrants to the public and up to 120,000 additional Warrants upon exercise of the Underwriters’ Warrants;

WHEREAS, subsequent to the consummation of the Public Offering, the Company conducted a private placement of notes and common stock purchase warrants, which warrants are intended to be identical in all respects to the Warrants sold in the Public Offering and covered under the Warrant Agreement; and

WHEREAS, it is the Company’s intention to register for resale the privately-placed warrants and underlying Shares of common stock and to otherwise treat the newly-issued warrants in the same manner as the Warrants sold in the Public Offering.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth and as set forth in the Warrant Agreement, the parties hereto amend the Warrant Agreement as follows:

1. Additional Warrants Included under the Warrant Agreement. A new fourth paragraph is inserted into the introductory paragraphs of the Warrant Agreement to read as follows:

In connection with its offering of notes and warrants consummated between March and June 2018, the Company has issued 500,000 common stock purchase warrants (the “Privately-placed Warrants”), the terms of which are identical to the Warrants sold in the Public Offering. Such Privately-placed Warrants have been, or as soon as practicable after the date hereof will be, registered for resale and the exercise of such Privately-placed Warrants have been, or will be, included in such registration statement. Upon the effectiveness of such registration statement, the Privately-placed Warrants will be identical in all respects to the Warrants sold in the Public Offering. Such Privately-placed Warrants shall thereafter be included as “Warrants” in the Warrant Agreement and treated for all purposes in a manner identical to the Warrants originally included in the Warrant Agreement.

2. Update to Number of Warrants Included in the Warrants Agreement. Consistent with the amendment contemplated by Paragraph 1 above, the second sentence of the former third paragraph of the Warrant Agreement (now the fourth paragraph), shall read as follows:

Taking into account the Warrants that were sold to the public as part of the Units, along with the Warrants underlying the Underwriters’ Warrants and the Privately-placed Warrants, the Company has issued or may issue up to 2,000,000 Warrants, entitling the holders thereof to purchase an aggregate of 2,000,000 Shares of the Company’s common stock.

3. All Other Terms and Conditions of the Warrant Agreement Remain Unchanged. Except as expressly set forth herein, all of the terms and conditions of the Warrant Agreement remain unchanged and in full force and effect.

IT WITNESS WHEREOF, each of the parties hereto has caused this Amendment to Warrant Agreement to be executed by one of its officers thereunto duly authorized.

Dated: July 20, 2018

Eastside Distilling, Inc.

By:	/s/ Steven M. Shum
Steven M. Shum
Chief Financial Officer

Pacific Stock Transfer Company

By:	/s/ Joslyn G. Claiborne
Name:	Joslyn G. Claiborne
Title:	Director, Global Operations

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